

January 21, 2022

Byron Roth
Co-Chief Executive Officer
Roth CH Acquisition III Co
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

      Re: Roth CH Acquisition III Co
          Amended Preliminary Proxy Statement on Schedule 14A
          Filed January 20, 2022
          File No. 001-40147

Dear Mr. Roth:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Amended Preliminary Proxy Statement filed January 20, 2022

General

1.   We partially reissue comment 4. Please clarify the reasons for the reduction in the conversion and purchase prices, and the reason for the backstop financing. In particular, it appears that the aggregate amount of the PIPE, including the Convertible Note Investment, and pre-PIPE as amended are the same as the aggregate amount of the initial PIPE and pre-PIPE. It is unclear why as you state on page 115 the Convertible Note was needed as a backstop financing. In addition, please revise the disclosure on page 7 to compare the amended per share price for the PIPE investors with the initial price and with the $10 Unit price for investors in the IPO. Lastly, please disclose whether and how the Board took into consideration the reduction in the per share price to the PIPE, pre-PIPE and Convertible Note as compared to the IPO purchase price by public shareholders in

determining to recommend the transaction.

2. We note that the Founder Shares Forfeiture and Lock-Up Agreement was cancelled in connection with the Pre-PIPE Amendment, PIPE Amendment, PIPE Waiver, and the Convertible Notes Investment. Please disclose the reasons this agreement was cancelled in connection with these other amendments or agreements. Also, clearly disclose the benefit to the initial stockholders of this cancellation and quantify to the extent able. Lastly, please contrast the six month lock-up with the lock-up from the Founder Shares Forfeiture and Lock-Up Agreement, including the forfeiture of the locked up shares in certain circumstances.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Janeane R. Ferrari, Esq.